UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 16, 2004**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

       This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

       On March 16, 2005, American Independence Corp. issued a press release announcing net income for the fourth quarter and year ended December 31, 2004. A copy of which is attached as Exhibit 99.1.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>March 17, 2005</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   (212) 355-4141 Ext. 3047
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC


NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
NET INCOME FOR THE FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2004


New York, New York, March 16, 2005. American Independence Corp. (NASDAQ: AMIC) today reported net income of $1.3 million ($.15 per share, diluted), net of a provision for income taxes of $.7 million, for the three months ended December 31, 2004 compared to $6.3 million ($.74 per share, diluted), which included a benefit for income taxes of $3.3 million for the three months ended December 31, 2003. The 2004 fourth quarter was negatively impacted by higher than expected claims from certain medical stop-loss programs. Consequently, the results for the current quarter represent the adjustment of reserves to reflect management's current evaluation of claims exposure. While management sets claims reserves based on its best estimate of ultimate claim settlement costs, reserves are adjusted as claims mature, approach settlement, or are otherwise resolved. Revenues amounted to $21.4 million for the three months ended December 31, 2004, compared to revenues of $16.6 million for the three months ended December 31, 2003.

AMIC also reported net income of $5.9 million ($.69 per share, diluted), net of a provision for income taxes of $3.6 million for the year ended December 31, 2004 compared to $12.7 million ($1.50 per share, diluted), which included a benefit for income taxes of $3.0 million for the year ended December 31, 2003. Revenues amounted to $80.4 million for the year ended December 31, 2004, compared to revenues of $55.6 million for the year ended December 31, 2003. Net income for 2004 and for the fourth quarter of 2003 includes a non-cash provision for Federal income taxes. No such provision was recorded for the nine months ended September 30, 2003 because AMIC's tax year end is September 30 and for the first nine months of 2003 the Company had a recovery for Federal income taxes arising from losses in the fourth quarter of 2002.   For as long as AMIC utilizes its net operating loss carryforwards, it will not pay any income taxes, except for Federal alternative minimum taxes and state income taxes.

On a non-GAAP basis, the Company's income from continuing operations excluding amortization and Federal income tax charge related to deferred taxes for the year ended December 31, 2004 was $10.0 million ($1.17 per share, diluted) as compared to $10.9 million ($1.29 per share, diluted) for the year ended December 31, 2003, and $2.1 million ($.25 per share, diluted) for the three months ended December 31, 2004 as compared to $3.2 million ($.38 per share, diluted) for three months ended December 31, 2003.

Roy T.K. Thung, Chief Executive Officer, commented, "Although our 2004 income from continuing operations before income tax is down slightly from 2003, our block remained profitable and we believe we performed well this year considering the softening in 2004 of the medical stop-loss market and the cost of Sarbanes-Oxley compliance of $.3 million. We are heartened by the 59% increase in premiums in 2004, which will position Independence American to benefit when the medical stop-loss market hardens. In addition, we are pleased that Independence Holding Company ("IHC") will cede more medical stop-loss premiums to Independence American in 2005, and IHC will reinsure up to 10% of its small group major medical and short-term medical business to us."

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the Federal income tax charge related to deferred taxes.

AMIC is a holding company principally engaged in the employer medical stop-loss and managed care insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
(in Thousands Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Premiums earned	$ 16,450	$ 11,550	$ 60,203	$ 37,817
MGU fee income	4,433	4,693	17,597	15,427
Net Investment income	589	464	2,291	1,967
Net realized gains (losses)	(123)	(49)	222	330
Other income (loss)	18	(12)	65	12
Revenues	21,367	16,646	80,378	55,553
Insurance benefits, claims and reserves	11,099	7,033	39,173	23,312
Selling and general expenses	7,836	5,767	29,172	19,724
Amortization and depreciation	432	502	1,666	2,011
Other expenses	264	328	1,134	938
Expenses	19,631	13,630	71,145	45,985
Income from continuing operations before income tax	1,736	3,016	9,233	9,568
State income (tax) benefit	46	(232)	(414)	(504)
Federal income tax – current and deferred	(703)	(969)	(3,155)	(969)
Federal income tax – reduction of valuation allowance	-	4,466	-	4,466
Income from continuing operations	1,079	6,281	5,664	12,561
Income (loss) from discontinued operations, net of income tax	230	(4)	240	110
Net Income	$ 1,309	$ 6,277	$ 5,904	$ 12,671
Basic Income Per Common Share:				
Income from continuing operations	$ .13	$ .75	$ .67	$ 1.50
Income from discontinued operations	.03	-	.03	.01
Net Income	$ .16	$ .75	$ .70	$ 1.51
Weighted average basic common shares	8,437	8,418	8,434	8,411
Diluted Income Per Common Share:				
Income from continuing operations	$ .12	$ .74	$ .66	$ 1.49
Income from discontinued operations	.03	-	.03	.01
Net Income	$ .15	$ .74	$ .69	$ 1.50
Weighted average diluted common shares	8,534	8,487	8,535	8,465

As of December 31, 2004, there were 8,438,889 shares outstanding, net of treasury shares.

**RECONCILIATION of GAAP INCOME FROM CONTINUING   OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)**

	Three Months Ended December 31,		Year Ended December 31,	
	2004	**2003**	**2004**	**2003**
Income from continuing operations	$ 1,079	$ 6,281	$ 5,664	$ 12,561
Amortization of intangible assets related to purchase accounting	334	470	1,326	1,881
Federal income tax charge related to deferred taxes	692	920	3,018	920
Reduction of valuation allowance related to deferred tax asset	-	(4,466)	-	(4,466)
Income from continuing operations excluding amortization and Federal income tax charge	$ 2,105	$ 3,205	$ 10,008	$ 10,896
Non - GAAP Basic Income Per Common Share:				
Income from continuing operations excluding amortization and Federal income tax charge	$ .25	$ .38	$ 1.19	$ 1.30
Non - GAAP Diluted Income Per Common Share:				
Income from continuing operations excluding amortization and Federal income tax charge	$ .25	$ .38	$ 1.17	$ 1.29